

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Ameer Ahmad, Esq.
Greenberg Traurig, LLP
77 West Wacker, Suite 2500
Chicago, Illinois 60601

> **Re: RMG Networks Holding Corp.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed February 6, 2014**
> **File No. 005-86187**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2014**
> **File No. 001-35534**

Dear Mr. Ahmad:

We have limited our review of your revised filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

1.   We note that the revisions added in response to prior comment 5 relate to beneficial ownership of common stock. As consents are being solicited only from the holders of "Public Warrants," the disclosure provided pursuant to Item 6(d) of Schedule 14A should also relate only to that class of securities. Please revise.

Schedule TO-I

Item 10. Financial Statements

2.   Please expand the revisions in response to prior comment 9 to disclose, if material, the pro forma effect on the ratio of earnings to fixed charges. See Item 1010(b)(2) of Regulation M-A.

3.   The revisions added in response to prior comment 10 appear to omit much of the information required by Item 1010(c)(1) of Regulation M-A, including, among other things, current and noncurrent assets, current and noncurrent liabilities and gross profit. Please revise to include such information. Please also revise to disclose the information required by Item 1010(c)(2) and (4) of Regulation M-A and, if material, the information required Item 1010(c)(6) as it relates to those items of disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

        Please contact Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc (by E-mail):   Jason T. Simon, Esq.